Exhibit 99.1

Qutoutiao Inc. Announces Receipt of Nasdaq Notice

SHANGHAI, China, September 14, 2022 (GLOBE NEWSWIRE) – Qutoutiao Inc. ("Qutoutiao" or the "Company") today announced that it received a written notification from the Staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") dated September 13, 2022, indicating that the Company no longer meets the continued listing requirement of minimum Market Value of Publicly Held Shares ("MVPHS") for The Nasdaq Global Select Market, as set forth in the Nasdaq Listing Rule 5450(b)(2)(C), because the Company's MVPHS for the last 30 consecutive business days was below the minimum MVPHS requirement of US$15,000,000.

The notification has no immediate effect on the listing of the Company’s American depositary shares, every two representing five Class A ordinary shares of the Company, on The Nasdaq Global Select Market. Pursuant to the Nasdaq Listing Rule 5810(c)(3)(D), the applicable grace period to regain compliance is 180 calendar days, or until March 13, 2023. The Company can cure this deficiency if its MVPHS closes at US$15,000,000 or more for a minimum of ten consecutive business days during the compliance period. In the event the Company does not regain compliance prior to the expiration of the compliance period, it will receive written notification from Nasdaq that its securities are subject to delisting. The Company's management is looking into various options available to regain compliance and maintain its continued listing on The Nasdaq Global Select Market. Alternatively, the Company may consider applying to transfer the Company's American depositary shares to The Nasdaq Capital Market, provided that the Company meets the continued listing requirements of The Nasdaq Capital Market.

About Qutoutiao Inc.

Qutoutiao Inc. operates a mobile content platforms in China with a mission to bring fun and value to its users. The eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has been one of the market leaders of the free online literature industry since inception. The Company will continue to bring more exciting products to users through innovation and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "in-tends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 pandemic; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-5889-0398

E-mail: ir@qutoutiao.net